UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
MDU RESOURCES GROUP INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
552690109
(CUSIP Number)
Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
N/A
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552690109

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,147,041*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,147,041*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.99%*
14.	Type of Reporting Person (See Instructions): PN, IA
*
In addition, accounts of certain private investment funds for which Corvex Management LP (“Corvex”) acts as investment adviser have entered into cash-settled total return swaps, representing economic exposure to 1,194,435 shares, or 0.59% of the outstanding shares, as described in Item 6.

CUSIP No. 552690109

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,147,041*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,147,041*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.99%*
14.	Type of Reporting Person (See Instructions): IN, HC
*
In addition, accounts of certain private investment funds for which Corvex acts as investment adviser have entered into cash-settled total return swaps representing economic exposure to 1,194,435 shares, or 0.59% of the outstanding shares, as described in Item 6.

Item 1. Security and Issuer
The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $1.00 per share (the “Shares”), of MDU Resources Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 2. Identity and Background
This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Reporting Persons”). This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065. The principal business of Corvex is serving as the investment adviser of private investment funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex. A joint filing agreement of Corvex and Mr. Meister is attached hereto as Exhibit 1.
During the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons used the working capital of the Corvex Funds to purchase the 10,147,041 Shares reported herein. The total purchase price for the Shares reported herein was approximately $269,568,910.05.
Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.
Item 4. Purpose of Transaction
The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment.
The Reporting Persons commend the Issuer’s Board and management on their recently announced decision to separate Knife River through a tax-free spinoff to shareholders.  This transaction is a positive first step towards removing the significant discount embedded in MDU shares.  The Reporting Persons intend to enter into discussions with the Board and management of the Issuer to discuss: (1) additional strategic alternatives to further maximize shareholder value; and (2) plans to enhance the earnings potential of the Issuer’s assets to levels commensurate with industry peers.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
(a)-(b) Corvex may be deemed to be the beneficial owner of 10,147,041 Shares, which represents approximately 4.99% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 10,147,041 Shares.
The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 203,350,740 Shares outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2022.
(c) Except as set forth in Exhibit 2 attached hereto, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.
(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Corvex Funds have entered into cash-settled swaps that represent economic long-side exposure comparable to a notional interest in 1,194,435 Shares (representing economic exposure comparable to approximately 0.59% of the outstanding Shares). Under the terms of the swaps, the value to be received or paid upon termination of a swap will be determined by the difference in the market price per notional Share on the date of termination as compared to the cost of such notional Share at the time of entry into the swap.  Each swap has a term of 3 years from issuance and a cost basis of between $27.65 and $29.72 per share, and the counterparties to the swaps are unaffiliated third party financial institutions.  All balances will be settled in cash. The swaps do not give the Reporting Persons or Corvex Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
Item 7. Material to be Filed as Exhibits
Exhibit 1 – Joint Filing Agreement
Exhibit 2 – Transactions in the Shares effected in the past 60 days

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2022	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: August 8, 2022	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister

EXHIBIT 1
AGREEMENT
JOINT FILING OF SCHEDULE 13D
The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s beneficial ownership of securities of MDU Resources Group, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 8, 2022	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Name: Keith Meister
Title: Managing Partner

Date: August 8, 2022	KEITH MEISTER

	By:	/s/ Keith Meister

EXHIBIT 2
TRANSACTIONS
The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 8, 2022. Except as otherwise noted below, all such transactions were purchases and sales of securities effected in the open market, and the table includes commissions paid in per share prices.
NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE[1]
Purchase of Common Stock	6/9/2022	33,162	27.30
Purchase of Common Stock	6/10/2022	116,700	26.95
Purchase of Common Stock	6/13/2022	484,501	26.09
Purchase of Common Stock	6/14/2022	248,058	25.77
Purchase of Common Stock	6/15/2022	141,200	26.00
Purchase of Common Stock	6/16/2022	286,450	25.48
Purchase of Common Stock	6/17/2022	360,748	25.94
Purchase of Common Stock	6/21/2022	168,800	26.36
Purchase of Common Stock	6/22/2022	159,100	26.52
Purchase of Common Stock	6/23/2022	71,601	27.12
Purchase of Common Stock	6/27/2022	200	27.67
Purchase of Common Stock	6/29/2022	85,000	26.94
Purchase of Common Stock	6/30/2022	74,900	26.92
Purchase of Common Stock	7/1/2022	31,026	26.97
Purchase of Common Stock	7/5/2022	163,600	26.33
Purchase of Common Stock	7/6/2022	100,477	26.71
Purchase of Common Stock	7/7/2022	150,601	26.86
Purchase of Common Stock	7/8/2022	110,291	26.75
Purchase of Common Stock	7/11/2022	27,500	26.71
Purchase of Common Stock	7/12/2022	104,815	26.77
Purchase of Common Stock	7/13/2022	183,600	26.64
Purchase of Common Stock	7/14/2022	100,900	26.54
Purchase of Common Stock	7/15/2022	112,100	26.83
Purchase of Common Stock	7/18/2022	86,856	26.72
Purchase of Common Stock	7/19/2022	60,000	27.01
Purchase of Common Stock	7/20/2022	50,000	26.74
Purchase of Common Stock	7/21/2022	45,000	26.74
Purchase of Common Stock	7/22/2022	45,000	26.88
Purchase of Common Stock	7/25/2022	13,700	27.08
Purchase of Common Stock	7/26/2022	33,300	27.49

1 The reported price and the prices in each of the following rows are weighted average prices. These shares were purchased in multiple transactions at prices within a one-dollar range.  The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.